Sichenzia Ross Friedman Ference LLP
                                Attorneys at Law
________________________________________________________________________________

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Michele Gohlke, Doug Jones

            Re: In Veritas Medical Diagnostics, Inc.
                  Form 10-KSB for the Year Ended July 31, 2004
                  Form 10-KSB/A No. 1 for the Year Ended July 31, 2004
                     filed March 18, 2005
                  Forms 10-QSB for the Quarters Ended October 31, 2004,
                     January 31, 2005 and April 30, 2005
                  Form 10-QSB/A No. 1 for the Quarter Ended October 31,
                     2004 filed March 17, 2005
                  File Number 000-49972

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of June 30, 2005 relating to the Form 10-KSB for the Year Ended July 31, 2004; Form 10-KSB/A No. 1 for the Year Ended July 31, 2004; Forms 10-QSB for the Quarters Ended October 31, 2004, January 31, 2005 and; Form 10-QSB/A No. 1 for the Quarter Ended October 31, 2004 and April 30, 2005 of In Veritas, Inc. ("In Veritas" or the "Company"). On behalf of the Company, we respond as follows:

                 Form 10-KSB/A for the Year Ended July 31, 2004
                 ----------------------------------------------

Report of Independent Auditors, page F-2
----------------------------------------

1. Auditor association with the cumulative data March 26, 1997 (date of inception) to July 31, 2004 is required as long as you are in the development stage. Therefore, the auditor's report is required to include and make reference to the period from March 26, 1997 (date of inception) to July 31, 2004. Please have your auditors revise their report accordingly.

     Response:
     ---------

     Our auditors have revised their report to make reference to the cumulative period from March 26, 1997 (date of inception) through July 31, 2004.

2. Please have your auditors include at the end of the first sentence of the second paragraph the words "United States". Refer to Audit Standard 1 issued by the Public Accounting Oversight Board.

     Response:
     ---------

     Our auditors have revised their report to add the words "United States" at the end of the first sentence of the second paragraph.

Financial Statements, page F-3
------------------------------
Statement of Operations, page F-4
---------------------------------

3. It is unclear to us if interest was charged on advances made by your previous two principal shareholders. Please advise. Refer to APB Opinion No. 21 for imputation of interest on noninterest-bearing loans.

     Response:
     ---------

     Interest was not charged on the advances made by Westek to Jopejo and IVMD UK. We have reclassified the advances as capital contributions. Interest was imputed, however, on the $1.8 million noninterest-bearing promissory note issued to Westek to reflect the discount, at the market interest rate, for the period of time elapsing between the issuance of the note and its maturity.

Statement of Changes in Shareholders' Deficit, page F-6
-------------------------------------------------------

4. Please revise your statement to present the per share amounts for each issuance of stock as required by paragraph 11(d)(2) of SFAS 7.

     Response:
     ---------

     We have revised the statement of changes in shareholders' deficit to present the per share amounts for each issuance of stock for cash, services or property.

5. As disclosed in note 8, we note that the acquisition was treated as a recapitalization of HEMP. In this regard, tell us why the statement of shareholders' deficit does not restate the previous issuances of HEMP for the equivalent number of shares that were exchanged in the acquisition instead of reflecting the 38,397,164 shares as issued in 2004 for services. Please advise or revise.

     Response:
     ---------

     In Amendment No. 1 to Form 10-KSB, we revised our statement of changes in shareholders' deficit to reflect the equivalent HEMP shares.

Notes to Consolidated Financial Statements, page F-8
----------------------------------------------------
Note 1: Summary of Significant Accounting Policies, page F-8
------------------------------------------------------------

Basis of presentation, page F-8
-------------------------------

6. Please revise this note to clearly disclose that the historical financial statements for the periods prior to the acquisition represent primarily the operations of IVMD UK Limited and Jopejo Limited.

     Response:
     ---------

     We have revised Note 1 to inform the readers of our financial statement that the historical financial statements are those of IVMD UK and Jopejo.

Note 2: Related party transactions, page F-10
---------------------------------------------

7. You state on page 2 that the previous operations of IVMD UK Limited and Jopejo Limited were funded by the advances made from the principal shareholders. Further you state that in July 2004 the outstanding balance of the advances were exchanged for a promissory note in the amount of $1.8 million. Tell us why you believe it is appropriate to recognize again of $2 million on the transaction when it appears that these principal shareholders are also shareholders of the new parent company, In Veritas Medical Diagnostics, and the extinguishments is in essence a capital transaction. Also, include in your response how the gain on the transaction was calculated. Advise or revise if necessary.

     Response:
     ---------

     We have reclassified the gain on the exchange of Westek advances for a promissory note to more properly reflect the gain as contributed capital.

Note 5: Convertible Preferred stock, page F-11
----------------------------------------------

8. Please revise to disclose the significant terms of the 4% convertible preferred stock including conversion features, dividends, etc. Refer to Rule 5-02 of Regulation S-X, and SFAS 129.

     Response:
     ---------

     We have revised Note 5 to disclose the significant terms of the 4% convertible preferred stock.

Note 9: Restated Earnings, page F-14
------------------------------------

9. Please revise to clearly explain the revisions you have made to the previously issued financial statements. Quantify the restatement by disclosing the line items in the financial statements impacted as before and after the restatement. Refer to APB Opinion No. 20 and paragraph 26 of APB Opinion No. 9 for further guidance of correction of an error in previously issued financial statements.

     Response:
     ---------

     We have revised Note 9 to clearly explain the earlier revisions we had made to our previously issued financial statements and also to explain the current revisions we have made to our financial statements as a result of this review. In addition, we have inserted a before and after table to inform the readers of our financial statements of the effects of the re-statements on our financial statements.


     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.


                                                      Very Truly Yours,

                                                      /s/ Richard A. Friedman
                                                      ------------------------
                                                      Richard A. Friedman